Guggenheim Funds Distributors, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532

                                  March 2, 2012



Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                  Re: Guggenheim Defined Portfolios, Series 872
                               File No. 333-179238

Ladies/Gentlemen:

     The undersigned, Guggenheim Defined Portfolios, Series 872 (the "Trust"), by Guggenheim Funds Distributors, Inc., as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the post-effective amendment no. 1 to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on March 2, 2012 or as soon thereafter as possible.

                                      Very truly yours,

                                      Guggenheim Defined Portfolios, Series 872

                                      By:  Guggenheim Funds Distributors, Inc.


                                      By:/S/ Kevin Robinson
                                         Kevin Robinson
                                         Senior Managing Director, General
                                         Counsel and Secretary